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                              September 22, 2022

       Michel A. Khalaf
       President and Chief Executive Officer
       MetLife, Inc.
       200 Park Avenue
       New York, NY 10166

                                                        Re: MetLife, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 29,
2022
                                                            File No. 001-15787

       Dear Mr. Khalaf:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 29, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Chairman plays in the leadership of the board. For example, please enhance
your disclosure to address whether or not your Chairman may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              why your board
elected to retain direct oversight responsibility for the design and
 Michel A. Khalaf
MetLife, Inc.
September 22, 2022
Page 2
              implementation of risk management and risks associated with leadership succession planning, rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameMichel A. Khalaf                             Sincerely,
Comapany NameMetLife, Inc.
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName